EXHIBIT 99.1

HBT FINANCIAL, INC. ANNOUNCES

THIRD QUARTER 2022 FINANCIAL RESULTS

Third Quarter Highlights

●	Net income of $15.6 million, or $0.54 per diluted share; return on average assets (ROAA) of 1.47%; return on average stockholders' equity (ROAE) of 16.27%; and return on average tangible common equity (ROATCE)(1) of 17.70%
●	Adjusted net income(1) of $15.9 million; or $0.55 per diluted share; adjusted ROAA(1) of 1.49%; adjusted ROAE(1) of 16.51%; and adjusted ROATCE(1) of 17.96%
●	Asset quality remained strong with nonperforming assets to total assets of 0.14%
●	Cost of total deposits remained low at 0.06%

(1)	See "Reconciliation of Non-GAAP Financial Measures" below for reconciliation of non-GAAP financial measures to their most closely comparable GAAP financial measures.

Bloomington, IL, October 24, 2022 – HBT Financial, Inc. (NASDAQ: HBT) (the “Company” or “HBT Financial” or “HBT”), the holding company for Heartland Bank and Trust Company, today reported net income of $15.6 million, or $0.54 diluted earnings per share, for the third quarter of 2022. This compares to net income of $14.1 million, or $0.49 diluted earnings per share, for the second quarter of 2022, and net income of $13.7 million, or $0.50 diluted earnings per share, for the third quarter of 2021.

Fred L. Drake, Chairman and Chief Executive Officer of HBT Financial, said, “We delivered another strong financial performance in the third quarter with earnings increasing from the prior quarter, while we continued to maintain exceptional asset quality and strong capital ratios. We generated our strongest loan growth of the year which enabled us to drive further improvement in our mix of earning assets. Combined with stable deposit costs, this resulted in significant expansion in our net interest margin. While continuing to generate strong financial results, we signed a merger agreement with Town and Country Financial Corporation (“Town and Country”) that we believe will create additional long-term value for shareholders. The transaction remains on track to close during the first quarter of 2023, and we look forward to welcoming our new customers and colleagues, and capitalizing on our expanded footprint in Illinois that we believe will enhance our ability to continue generating profitable growth in the years to come.”

HBT Financial, Inc.

Adjusted Net Income

In addition to reporting GAAP results, the Company believes adjusted net income and adjusted earnings per share, which adjust for acquisition expenses, branch closure expenses, gains (losses) on sale of closed branch premises, net earnings (losses) from closed or sold operations, charges related to termination of certain employee benefit plans, realized gains (losses) on sales of securities, and mortgage servicing rights fair value adjustments, provide investors with additional insight into its operational performance. The Company reported adjusted net income of $15.9 million, or $0.55 adjusted diluted earnings per share, for the third quarter of 2022. This compares to adjusted net income of $13.8 million, or $0.48 adjusted diluted earnings per share, for the second quarter of 2022, and adjusted net income of $14.5 million, or $0.53 adjusted diluted earnings per share, for the third quarter of 2021 (see "Reconciliation of Non-GAAP Financial Measures" tables).

Net Interest Income and Net Interest Margin

Net interest income for the third quarter of 2022 was $37.4 million, an increase of 8.8% from $34.4 million for the second quarter of 2022. The increase was primarily attributable to higher yields on interest-earning assets, with the yield on loans increasing 27 basis points to 4.91%, and stable deposit costs, with cost of total deposits only increasing 1 basis point to 0.06%. Paycheck Protection Program (“PPP”) loan fees recognized as loan interest income totaled $0.1 million during the third quarter of 2022 and $0.6 million during the second quarter of 2022.

Relative to the third quarter of 2021, net interest income increased 21.7% from $30.7 million. The increase was primarily attributable to higher average balances of interest-earning assets following the NXT Bancorporation, Inc. (“NXT”) acquisition in the fourth quarter of 2021, a more favorable asset mix, and higher yields on interest-earning assets. PPP loan fees recognized as loan interest income totaled $3.0 million during the third quarter of 2021.

Net interest margin for the third quarter of 2022 was 3.65%, compared to 3.34% for the second quarter of 2022. The increase was primarily attributable to higher yields on interest-earning assets. The contribution of PPP loan fees to net interest margin was 1 basis point during the third quarter of 2022 and 6 basis points during the second quarter of 2022. Additionally, the contribution of acquired loan discount accretion to net interest margin was 2 basis points during the third quarter of 2022 and 3 basis points during the second quarter of 2022.

Relative to the third quarter of 2021, net interest margin increased from 3.18%. This increase was primarily attributable to a more favorable mix of interest-earning assets and higher yields on interest-earning assets. PPP loan fees recognized as loan interest income contributed 31 basis points to net interest margin and acquired loan discount accretion contributed 2 basis points to net interest margin during the third quarter of 2021.

Noninterest Income

Noninterest income for the third quarter of 2022 was $8.2 million, a decrease of 3.7% from $8.6 million for the second quarter of 2022. The decrease was primarily attributable to a $0.3 million decrease in wealth management fees, due to a decline in assets under management resulting from the 2022 market performance, and a $0.1 million decrease in card income due to lower debit and credit card transaction volume.

Relative to the third quarter of 2021, noninterest income decreased 1.9% from $8.4 million. A $0.9 million decrease in gains on sale of mortgage loans resulting from a lower level of mortgage refinancing activity was mostly offset by a $0.6 million improvement to gains (losses) on other assets, as the 2021 results included impairment losses of $0.6 million related to branches closed during 2021.

HBT Financial, Inc.

Noninterest Expense

Noninterest expense for the third quarter of 2022 was $24.0 million, a slight increase from $23.8 million for the second quarter of 2022. Decreases in data processing and marketing expenses were mostly offset by an increase in other noninterest expense, primarily resulting from legal and professional fees related to the pending acquisition of Town and Country.

Relative to the third quarter of 2021, noninterest expense increased 8.3% from $22.2 million. The increase was primarily attributable to a higher base level of noninterest expense following the NXT acquisition, primarily related to personnel costs and branch operations expenses.

Loan Portfolio

Total loans outstanding, before allowance for loan losses, were $2.58 billion at September 30, 2022, compared with $2.45 billion at June 30, 2022 and $2.15 billion at September 30, 2021. The $128.1 million increase in total loans from June 30, 2022 was primarily attributable to broad growth in all of our geographic markets and a moderation in payoffs and prepayments.

Deposits

Total deposits were $3.64 billion at September 30, 2022, compared with $3.70 billion at June 30, 2022 and $3.42 billion at September 30, 2021. The $58.5 million decrease from June 30, 2022 was primarily attributable to lower balances maintained in retail accounts and a seasonal decrease in public fund accounts following annual real estate tax collections.

Asset Quality

Nonperforming loans totaled $3.2 million, or 0.12% of total loans, at September 30, 2022, compared with $3.4 million, or 0.14% of total loans, at June 30, 2022, and $5.5 million, or 0.26% of total loans, at September 30, 2021.

The Company recorded a provision for loan losses of $0.4 million for the third quarter of 2022, compared to $0.1 million for the second quarter of 2022. The provision was primarily due to the increase in loans during the third quarter of 2022, resulting in a $1.1 million increase in required reserves, and a decrease in specific reserves on loans individually evaluated for impairment, resulting in a $0.7 million decrease in required reserves.

The Company had net charge-offs of $0.1 million, or 0.01% of average loans on an annualized basis, for the third quarter of 2022, compared to net recoveries of $0.1 million, or (0.01)% of average loans on an annualized basis, for the second quarter of 2022, and net recoveries of $21 thousand, or less than 1 basis point of average loans on an annualized basis, for the third quarter of 2021.

The Company’s allowance for loan losses was 0.97% of total loans and 781.66% of nonperforming loans at September 30, 2022, compared with 1.01% of total loans and 721.11% of nonperforming loans at June 30, 2022.

HBT Financial, Inc.

Capital

At September 30, 2022, the Company exceeded all regulatory capital requirements under Basel III as summarized in the following table:

		Well Capitalized
		Regulatory
	September 30, 2022	Requirements
Total capital to risk-weighted assets	16.34%	10.00%
Tier 1 capital to risk-weighted assets	14.26%	8.00%
Common equity tier 1 capital ratio	13.08%	6.50%
Tier 1 leverage ratio	10.44%	5.00%
Total stockholders' equity to total assets	8.52%	N/A
Tangible common equity to tangible assets (1)	7.85%	N/A

(1)	See "Reconciliation of Non-GAAP Financial Measures" below for reconciliation of non-GAAP financial measures to their most closely comparable GAAP financial measures.

Stock Repurchase Program

During the third quarter of 2022, the Company repurchased 78,571 shares of its common stock at a weighted average price of $18.22 under its stock repurchase program. The stock repurchase program has been paused until completion of the vote of Town and Country’s shareholders on the merger. The Company’s Board of Directors authorized the repurchase of up to $15 million of its common stock under its stock repurchase program in effect until January 1, 2023. As of September 30, 2022, the Company had $10.2 million remaining under the current stock repurchase authorization.

Pending Acquisition of Town and Country

On August 23, 2022, HBT and Town and Country, the holding company for Town and Country Bank, jointly announced the signing of a definitive agreement pursuant to which HBT will acquire Town and Country and Town and Country Bank. The acquisition will further enhance HBT’s footprint in Central Illinois as well as expand HBT’s footprint into metro-east St. Louis. Acquisition-related expenses were $0.5 million during the third quarter of 2022.

About HBT Financial, Inc.

HBT Financial, Inc., headquartered in Bloomington, Illinois, is the holding company for Heartland Bank and Trust Company, and has banking roots that can be traced back to 1920. HBT provides a comprehensive suite of business, commercial, wealth management, and retail banking products and services to individuals, businesses and municipal entities throughout Central and Northeastern Illinois and Eastern Iowa through 58 full-service branches. As of September 30, 2022, HBT had total assets of $4.2 billion, total loans of $2.6 billion, and total deposits of $3.6 billion.

Non-GAAP Financial Measures

Some of the financial measures included in this press release are not measures of financial performance recognized in accordance with GAAP. These non-GAAP financial measures include net interest income (tax-equivalent basis), net interest margin (tax-equivalent basis), efficiency ratio (tax-equivalent basis), tangible common equity to tangible assets, tangible book value per share, return on average tangible common equity, adjusted net income, adjusted earnings per share, adjusted return on average assets, adjusted return on average stockholders' equity, and adjusted return on average tangible common equity. Our management uses these non-GAAP financial measures, together with the related GAAP financial measures, in its analysis of our performance and in making business decisions. Management believes that it is a standard practice in the banking industry to present these non-GAAP financial measures, and accordingly believes that providing these measures may be useful for peer comparison purposes. These disclosures should not be viewed as substitutes for the results determined to be in accordance with GAAP; nor are they necessarily comparable to non-GAAP financial measures that may be presented by other companies. See our reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures in the "Reconciliation of Non-GAAP Financial Measures" tables.

HBT Financial, Inc.

Forward-Looking Statements

Readers should note that in addition to the historical information contained herein, this press release contains, and future oral and written statements of the Company and its management may contain, "forward-looking statements" within the meanings of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "will," "propose," "may," "plan," "seek," "expect," "intend," "estimate," "anticipate," "believe," "continue," or “should,” or similar terminology. Any forward-looking statements presented herein are made only as of the date of this press release, and the Company does not undertake any obligation to update or revise any forward-looking statements to reflect changes in assumptions, the occurrence of unanticipated events, or otherwise.

Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to: (i) the strength of the local, state, national and international economies (including effects of inflationary pressures and supply chain constraints); (ii) the economic impact of any future terrorist threats and attacks, widespread disease or pandemics (including the COVID-19 pandemic in the United States), acts of war or other threats thereof, or other adverse external events that could cause economic deterioration or instability in credit markets, and the response of the local, state and national governments to any such adverse external events; (iii) changes in accounting policies and practices, as may be adopted by state and federal regulatory agencies, the FASB or the PCAOB; (iv) changes in state and federal laws, regulations and governmental policies concerning the Company’s general business; (v) changes in interest rates and prepayment rates of the Company’s assets (including the impact of LIBOR phase-out); (vi) increased competition in the financial services sector and the inability to attract new customers; (vii) changes in technology and the ability to develop and maintain secure and reliable electronic systems; (viii) unexpected results of acquisitions, which may include failure to realize the anticipated benefits of acquisitions and the possibility that transaction costs may be greater than anticipated; (ix) the loss of key executives or employees; (x) changes in consumer spending; (xi) unexpected outcomes of existing or new litigation involving the Company; (xii) the economic impact of exceptional weather occurrences such as tornadoes, floods and blizzards; (xiii) the possibility that stockholders of Town and Country may not approve the merger agreement; (xiv) the risk that a condition to closing of the proposed transaction may not be satisfied, that either party may terminate the merger agreement or that the closing of the proposed transaction might be delayed or not occur at all; (xv) potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; (xvi) the diversion of management time on transaction-related issues; (xvii) the ultimate timing, outcome and results of integrating the operations of Town and Country into those of HBT; (xviii) the effects of the merger on HBT’s future financial condition, results of operations, strategy and plans; (xix) regulatory approvals of the transaction; and (xx) the ability of the Company to manage the risks associated with the foregoing. Readers should note that the forward-looking statements included in this press release are not a guarantee of future events, and that actual events may differ materially from those made in or suggested by the forward-looking statements. Additional information concerning the Company and its business, including additional factors that could materially affect the Company’s financial results, is included in the Company’s filings with the Securities and Exchange Commission (the “SEC”).

HBT Financial, Inc.

Important Information and Where to Find It

In connection with the proposed transaction, HBT and Town and Country filed materials with the SEC, including a Registration Statement on Form S-4 of HBT that includes a proxy statement of Town and Country and a prospectus of HBT. After the Registration Statement is declared effective by the SEC, HBT and Town and Country intend to mail a definitive proxy statement/prospectus to the stockholders of Town and Country. This press release is not a substitute for the proxy statement/prospectus or the Registration Statement or for any other document that HBT or Town and Country may file with the SEC and send to Town and Country’s stockholders in connection with the proposed transaction. TOWN AND COUNTRY’S STOCKHOLDERS ARE URGED TO CAREFULLY AND THOROUGHLY READ THE PROXY STATEMENT/PROSPECTUS AND THE REGISTRATION STATEMENT, AS MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY HBT OR TOWN AND COUNTRY WITH THE SEC, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT HBT, TOWN AND COUNTRY, THE PROPOSED TRANSACTION, THE RISKS RELATED THERETO AND RELATED MATTERS.

Investors will be able to obtain free copies of the Registration Statement and proxy statement/prospectus, as each may be amended from time to time, and other relevant documents filed by HBT and Town and Country with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by HBT will be available free of charge from HBT’s website at https://ir.hbtfinancial.com or by contacting HBT’s Investor Relations Department at HBTIR@hbtbank.com.

Participants in the Proxy Solicitation

HBT, Town and Country and their respective directors and certain of their executive officers and other members of management and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from Town and Country’s stockholders in connection with the proposed transaction. Information regarding the executive officers and directors of HBT is included in its definitive proxy statement for its 2022 annual meeting filed with the SEC on April 5, 2022. Information regarding the executive officers and directors of Town and Country and additional information regarding the persons who may be deemed participants and their direct and indirect interests, by security holdings or otherwise, will be set forth in the Registration Statement and proxy statement/prospectus and other materials when they are filed with the SEC in connection with the proposed transaction. Free copies of these documents may be obtained as described in the paragraphs above.

No Offer or Solicitation

This press release does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval with respect to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

CONTACT:

Tony Rossi

HBTIR@hbtbank.com

(310) 622-8221

HBT Financial, Inc.

HBT Financial, Inc.

Unaudited Consolidated Financial Summary

Consolidated Statements of Income

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,
	2022	2022	2021	2022	2021

INTEREST AND DIVIDEND INCOME	(dollars in thousands, except per share data)
Loans, including fees:
Taxable	$29,855	$27,843	$25,604	$84,504	$76,016
Federally tax exempt	842	679	572	2,183	1,722
Securities:
Taxable	6,635	5,663	4,632	16,947	12,323
Federally tax exempt	1,207	1,138	1,103	3,385	3,383
Interest-bearing deposits in bank	458	420	190	1,037	385
Other interest and dividend income	17	14	14	50	39
Total interest and dividend income	39,014	35,757	32,115	108,106	93,868

INTEREST EXPENSE
Deposits	587	506	564	1,662	1,821
Securities sold under agreements to repurchase	9	8	8	26	23
Borrowings	85	1	1	87	2
Subordinated notes	470	469	470	1,409	1,409
Junior subordinated debentures issued to capital trusts	473	400	357	1,231	1,069
Total interest expense	1,624	1,384	1,400	4,415	4,324
Net interest income	37,390	34,373	30,715	103,691	89,544
PROVISION FOR LOAN LOSSES	386	145	(1,667)	(53)	(7,234)
Net interest income after provision for loan losses	37,004	34,228	32,382	103,744	96,778

NONINTEREST INCOME
Card income	2,569	2,714	2,509	7,687	7,216
Wealth management fees	2,059	2,322	2,036	6,670	6,013
Service charges on deposit accounts	1,927	1,792	1,677	5,371	4,364
Mortgage servicing	697	661	699	2,016	2,095
Mortgage servicing rights fair value adjustment	351	366	40	2,446	1,425
Gains on sale of mortgage loans	354	326	1,257	1,267	4,919
Unrealized gains (losses) on equity securities	(107)	(153)	28	(447)	74
Gains (losses) on foreclosed assets	(225)	(7)	(14)	(192)	126
Gains (losses) on other assets	(31)	(43)	(672)	119	(719)
Income on bank owned life insurance	41	41	—	122	—
Other noninterest income	599	532	832	1,769	2,461
Total noninterest income	8,234	8,551	8,392	26,828	27,974

NONINTEREST EXPENSE
Salaries	12,752	12,936	11,835	38,489	36,486
Employee benefits	1,771	1,984	1,455	6,199	4,549
Occupancy of bank premises	1,979	1,741	1,610	5,780	5,011
Furniture and equipment	668	623	657	1,843	1,883
Data processing	1,631	1,990	1,767	5,274	5,176
Marketing and customer relations	880	1,205	883	2,936	2,291
Amortization of intangible assets	243	245	252	733	799
FDIC insurance	302	298	279	888	763
Loan collection and servicing	336	278	400	771	1,098
Foreclosed assets	97	31	242	260	704
Other noninterest expense	3,339	2,511	2,787	8,824	8,105
Total noninterest expense	23,998	23,842	22,167	71,997	66,865
INCOME BEFORE INCOME TAX EXPENSE	21,240	18,937	18,607	58,575	57,887
INCOME TAX EXPENSE	5,613	4,852	4,892	15,259	15,210
NET INCOME	$15,627	$14,085	$13,715	$43,316	$42,677

EARNINGS PER SHARE - BASIC	$0.54	$0.49	$0.50	$1.50	$1.56
EARNINGS PER SHARE - DILUTED	$0.54	$0.49	$0.50	$1.49	$1.56
WEIGHTED AVERAGE SHARES OF COMMON STOCK OUTSTANDING	28,787,662	28,891,202	27,340,926	28,887,757	27,377,809

HBT Financial, Inc.

HBT Financial, Inc.

Unaudited Consolidated Financial Summary

Consolidated Balance Sheets

	September 30,	June 30,	September 30,
	2022	2022	2021

	(dollars in thousands)
ASSETS
Cash and due from banks	$22,169	$25,478	$36,508
Interest-bearing deposits with banks	56,046	134,553	435,421
Cash and cash equivalents	78,215	160,031	471,929

Debt securities available-for-sale, at fair value	853,740	924,706	896,218
Debt securities held-to-maturity	546,694	548,236	318,730
Equity securities with readily determinable fair value	2,996	3,103	3,366
Equity securities with no readily determinable fair value	1,977	1,952	1,867
Restricted stock, at cost	4,050	2,813	2,739
Loans held for sale	2,297	5,312	8,582

Loans, before allowance for loan losses	2,579,928	2,451,826	2,147,812
Allowance for loan losses	(25,060)	(24,734)	(24,861)
Loans, net of allowance for loan losses	2,554,868	2,427,092	2,122,951

Bank owned life insurance	7,515	7,474	—
Bank premises and equipment, net	50,854	51,433	49,337
Bank premises held for sale	281	319	1,462
Foreclosed assets	2,637	2,891	7,315
Goodwill	29,322	29,322	23,620
Core deposit intangible assets, net	1,210	1,453	1,999
Mortgage servicing rights, at fair value	10,440	10,089	7,359
Investments in unconsolidated subsidiaries	1,165	1,165	1,165
Accrued interest receivable	16,881	14,263	13,376
Other assets	48,182	32,324	16,211
Total assets	$4,213,324	$4,223,978	$3,948,226

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities
Deposits:
Noninterest-bearing	$1,017,710	$1,028,790	$1,003,723
Interest-bearing	2,625,733	2,673,196	2,415,833
Total deposits	3,643,443	3,701,986	3,419,556

Securities sold under agreements to repurchase	48,130	51,091	47,957
Federal Home Loan Bank advances	60,000	—	—
Subordinated notes	39,376	39,356	39,297
Junior subordinated debentures issued to capital trusts	37,763	37,747	37,698
Other liabilities	25,539	19,989	24,897
Total liabilities	3,854,251	3,850,169	3,569,405

Stockholders' Equity
Common stock	293	293	275
Surplus	222,436	222,087	191,413
Retained earnings	223,495	212,506	184,919
Accumulated other comprehensive income (loss)	(77,462)	(52,820)	4,537
Treasury stock at cost	(9,689)	(8,257)	(2,323)
Total stockholders’ equity	359,073	373,809	378,821
Total liabilities and stockholders’ equity	$4,213,324	$4,223,978	$3,948,226

SHARE INFORMATION
Shares of common stock outstanding	28,752,626	28,831,197	27,334,428

HBT Financial, Inc.

HBT Financial, Inc.

Unaudited Consolidated Financial Summary

	September 30,	June 30,	September 30,
	2022	2022	2021

	(dollars in thousands)
LOANS
Commercial and industrial	$240,671	$249,839	$261,763
Agricultural and farmland	245,234	230,370	229,718
Commercial real estate - owner occupied	226,524	228,997	203,096
Commercial real estate - non-owner occupied	718,089	656,093	579,860
Multi-family	260,630	269,452	215,245
Construction and land development	364,290	332,041	232,291
One-to-four family residential	328,667	325,047	294,612
Municipal, consumer, and other	195,823	159,987	131,227
Loans, before allowance for loan losses	$2,579,928	$2,451,826	$2,147,812

PPP LOANS (included above)
Commercial and industrial	$65	$2,823	$55,374
Agricultural and farmland	—	9	3,462
Municipal, consumer, and other	—	—	985
Total PPP Loans	$65	$2,832	$59,821

	September 30,	June 30,	September 30,
	2022	2022	2021

	(dollars in thousands)
DEPOSITS
Noninterest-bearing	$1,017,710	$1,028,790	$1,003,723
Interest-bearing demand	1,131,284	1,162,292	1,013,678
Money market	584,202	581,058	519,343
Savings	641,139	654,953	611,050
Time	269,108	274,893	271,762
Total deposits	$3,643,443	$3,701,986	$3,419,556

HBT Financial, Inc.

HBT Financial, Inc.

Unaudited Consolidated Financial Summary

	Three Months Ended
	September 30, 2022			June 30, 2022			September 30, 2021
	Average			Average			Average
	Balance	Interest	Yield/Cost *	Balance	Interest	Yield/Cost *	Balance	Interest	Yield/Cost *

	(dollars in thousands)
ASSETS
Loans	$2,481,920	$30,697	4.91%	$2,467,851	$28,522	4.64%	$2,135,476	$26,176	4.86%
Securities	1,470,092	7,842	2.12	1,422,096	6,801	1.92	1,180,513	5,735	1.93
Deposits with banks	105,030	458	1.73	240,692	420	0.70	513,158	190	0.15
Other	2,936	17	2.25	2,809	14	2.07	2,739	14	2.00
Total interest-earning assets	4,059,978	$39,014	3.81%	4,133,448	$35,757	3.47%	3,831,886	$32,115	3.33%
Allowance for loan losses	(24,717)			(24,579)			(26,470)
Noninterest-earning assets	173,461			177,433			159,635
Total assets	$4,208,722			$4,286,302			$3,965,051

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities
Interest-bearing deposits:
Interest-bearing demand	$1,137,072	$144	0.05%	$1,159,077	$144	0.05%	$1,020,216	$129	0.05%
Money market	577,388	203	0.14	582,016	110	0.08	510,183	96	0.07
Savings	649,752	53	0.03	661,661	52	0.03	608,436	48	0.03
Time	271,870	187	0.27	284,880	200	0.28	275,224	291	0.42
Total interest-bearing deposits	2,636,082	587	0.09	2,687,634	506	0.08	2,414,059	564	0.09
Securities sold under agreements to repurchase	50,427	9	0.07	51,057	8	0.07	49,923	8	0.06
Borrowings	11,967	85	2.80	440	1	1.34	326	1	0.46
Subordinated notes	39,365	470	4.73	39,346	469	4.79	39,285	470	4.74
Junior subordinated debentures issued to capital trusts	37,755	473	4.97	37,738	400	4.26	37,688	357	3.76
Total interest-bearing liabilities	2,775,596	$1,624	0.23%	2,816,215	$1,384	0.20%	2,541,281	$1,400	0.22%
Noninterest-bearing deposits	1,031,407			1,072,883			1,016,384
Noninterest-bearing liabilities	20,736			18,673			26,523
Total liabilities	3,827,739			3,907,771			3,584,188
Stockholders' Equity	380,983			378,531			380,863
Total liabilities and stockholders’ equity	$4,208,722			$4,286,302			$3,965,051

Net interest income/Net interest margin (1)		$37,390	3.65%		$34,373	3.34%		$30,715	3.18%
Tax-equivalent adjustment (2)		674	0.07		598	0.05		508	0.05
Net interest income (tax-equivalent basis)/ Net interest margin (tax-equivalent basis) (2) (3)		$38,064	3.72%		$34,971	3.39%		$31,223	3.23%
Net interest rate spread (4)			3.58%			3.27%			3.11%
Net interest-earning assets (5)	$1,284,382			$1,317,233			$1,290,605
Ratio of interest-earning assets to interest-bearing liabilities	1.46			1.47			1.51
Cost of total deposits			0.06%			0.05%			0.07%

*       Annualized measure.

(1)	Net interest margin represents net interest income divided by average total interest-earning assets.
(2)	On a tax-equivalent basis assuming a federal income tax rate of 21% and a state income tax rate of 9.5%.
(3)	See "Reconciliation of Non-GAAP Financial Measures" below for reconciliation of non-GAAP financial measures to their most closely comparable GAAP financial measures.
(4)	Net interest rate spread represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.
(5)	Net interest-earning assets represents total interest-earning assets less total interest-bearing liabilities.

HBT Financial, Inc.

HBT Financial, Inc.

Unaudited Consolidated Financial Summary

	Nine Months Ended
	September 30, 2022			September 30, 2021
	Average			Average
	Balance	Interest	Yield/Cost *	Balance	Interest	Yield/Cost *

	(dollars in thousands)
ASSETS
Loans	$2,485,501	$86,687	4.66%	$2,217,463	$77,738	4.69%
Securities	1,405,245	20,332	1.93	1,102,808	15,706	1.90
Deposits with banks	237,646	1,037	0.58	432,971	385	0.12
Other	2,829	50	2.36	2,655	39	1.95
Total interest-earning assets	4,131,221	$108,106	3.50%	3,755,897	$93,868	3.34%
Allowance for loan losses	(24,467)			(29,069)
Noninterest-earning assets	172,243			157,287
Total assets	$4,278,997			$3,884,115

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities
Interest-bearing deposits:
Interest-bearing demand	$1,146,635	$430	0.05%	$1,012,557	$373	0.05%
Money market	585,815	434	0.10	498,441	279	0.07
Savings	653,659	155	0.03	584,226	135	0.03
Time	289,000	643	0.30	286,685	1,034	0.48
Total interest-bearing deposits	2,675,109	1,662	0.08	2,381,909	1,821	0.10
Securities sold under agreements to repurchase	51,503	26	0.07	47,827	23	0.06
Borrowings	4,344	87	2.67	421	2	0.43
Subordinated notes	39,345	1,409	4.79	39,265	1,409	4.80
Junior subordinated debentures issued to capital trusts	37,738	1,231	4.36	37,671	1,069	3.79
Total interest-bearing liabilities	2,808,039	$4,415	0.21%	2,507,093	$4,324	0.23%
Noninterest-bearing deposits	1,060,566			976,884
Noninterest-bearing liabilities	21,883			30,205
Total liabilities	3,890,488			3,514,182
Stockholders' Equity	388,509			369,933
Total liabilities and stockholders’ equity	$4,278,997			3,884,115

Net interest income/Net interest margin (1)		$103,691	3.36%		$89,544	3.19%
Tax-equivalent adjustment (2)		1,801	0.05		1,514	0.05
Net interest income (tax-equivalent basis)/ Net interest margin (tax-equivalent basis) (2) (3)		$105,492	3.41%		$91,058	3.24%
Net interest rate spread (4)			3.29%			3.11%
Net interest-earning assets (5)	$1,323,182			$1,248,804
Ratio of interest-earning assets to interest-bearing liabilities	1.47			1.50
Cost of total deposits			0.06%			0.07%

*       Annualized measure.

(1)	Net interest margin represents net interest income divided by average total interest-earning assets.
(2)	On a tax-equivalent basis assuming a federal income tax rate of 21% and a state income tax rate of 9.5%.
(3)	See "Reconciliation of Non-GAAP Financial Measures" below for reconciliation of non-GAAP financial measures to their most closely comparable GAAP financial measures.
(4)	Net interest rate spread represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.
(5)	Net interest-earning assets represents total interest-earning assets less total interest-bearing liabilities.

HBT Financial, Inc.

HBT Financial, Inc.

Unaudited Consolidated Financial Summary

	September 30,	June 30,	September 30,
	2022	2022	2021

	(dollars in thousands)
NONPERFORMING ASSETS
Nonaccrual	$3,206	$3,248	$5,489
Past due 90 days or more, still accruing (1)	—	182	39
Total nonperforming loans	3,206	3,430	5,528
Foreclosed assets	2,637	2,891	7,315
Total nonperforming assets	$5,843	$6,321	$12,843

Allowance for loan losses	$25,060	$24,734	$24,861
Loans, before allowance for loan losses	2,579,928	2,451,826	2,147,812

CREDIT QUALITY RATIOS
Allowance for loan losses to loans, before allowance for loan losses	0.97%	1.01%	1.16%
Allowance for loan losses to nonaccrual loans	781.66	761.51	452.92
Allowance for loan losses to nonperforming loans	781.66	721.11	449.73
Nonaccrual loans to loans, before allowance for loan losses	0.12	0.13	0.26
Nonperforming loans to loans, before allowance for loan losses	0.12	0.14	0.26
Nonperforming assets to total assets	0.14	0.15	0.33
Nonperforming assets to loans, before allowance for loan losses, and foreclosed assets	0.23	0.26	0.60

(1)	Excludes loans acquired with deteriorated credit quality that are past due 90 or more days, still accruing totaling $22 thousand, $23 thousand, and $27 thousand as of September 30, 2022, June 30, 2022 and September 30, 2021, respectively.

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,
	2022	2022	2021	2022	2021

ALLOWANCE FOR LOAN LOSSES	(dollars in thousands)
Beginning balance	$24,734	$24,508	$26,507	$23,936	$31,838
Provision	386	145	(1,667)	(53)	(7,234)
Charge-offs	(222)	(159)	(278)	(515)	(875)
Recoveries	162	240	299	1,692	1,132
Ending balance	$25,060	$24,734	$24,861	$25,060	$24,861

Net charge-offs (recoveries)	$60	$(81)	$(21)	$(1,177)	$(257)
Average loans, before allowance for loan losses	2,481,920	2,467,851	2,135,476	2,485,501	2,217,463

Net charge-offs (recoveries) to average loans, before allowance for loan losses *	0.01%	(0.01)%	—%	(0.06)%	(0.02)%

*       Annualized measure.

HBT Financial, Inc.

HBT Financial, Inc.

Unaudited Consolidated Financial Summary

	As of or for the Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,
	2022	2022	2021	2022	2021

	(dollars in thousands, except per share data)
EARNINGS AND PER SHARE INFORMATION
Net income	$15,627	$14,085	$13,715	$43,316	$42,677
Earnings per share - Basic	0.54	0.49	0.50	1.50	1.56
Earnings per share - Diluted	0.54	0.49	0.50	1.49	1.56

Adjusted net income (1)	$15,856	$13,836	$14,479	$41,919	$42,680
Adjusted earnings per share - Basic (1)	0.55	0.48	0.53	1.45	1.56
Adjusted earnings per share - Diluted (1)	0.55	0.48	0.53	1.45	1.56

Book value per share	$12.49	$12.97	$13.86
Tangible book value per share (1)	11.43	11.90	12.92

Shares of common stock outstanding	28,752,626	28,831,197	27,334,428
Weighted average shares of common stock outstanding	28,787,662	28,891,202	27,340,926	28,887,757	27,377,809

SUMMARY RATIOS
Net interest margin *	3.65%	3.34%	3.18%	3.36%	3.19%
Net interest margin (tax equivalent basis) * (1)(2)	3.72	3.39	3.23	3.41	3.24

Efficiency ratio	52.07%	54.97%	56.04%	54.60%	56.22%
Efficiency ratio (tax equivalent basis) (1)(2)	51.31	54.22	55.32	53.86	55.50

Loan to deposit ratio	70.81%	66.23%	62.81%

Return on average assets *	1.47%	1.32%	1.37%	1.35%	1.47%
Return on average stockholders' equity *	16.27	14.92	14.29	14.91	15.42
Return on average tangible common equity * (1)	17.70	16.25	15.32	16.20	16.59

Adjusted return on average assets * (1)	1.49%	1.29%	1.45%	1.31%	1.47%
Adjusted return on average stockholders' equity * (1)	16.51	14.66	15.08	14.43	15.43
Adjusted return on average tangible common equity * (1)	17.96	15.96	16.18	15.67	16.59

*       Annualized measure.

(1)	See "Reconciliation of Non-GAAP Financial Measures" below for reconciliation of non-GAAP financial measures to their most closely comparable GAAP financial measures.
(2)	On a tax-equivalent basis assuming a federal income tax rate of 21% and a state tax rate of 9.5%.

HBT Financial, Inc.

Reconciliation of Non-GAAP Financial Measures –

Adjusted Net Income and Adjusted Return on Average Assets

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,
	2022	2022	2021	2022	2021

	(dollars in thousands)
Net income	$15,627	$14,085	$13,715	$43,316	$42,677
Adjustments:
Acquisition expenses	(462)	—	(380)	(462)	(537)
Branch closure expenses	—	—	(644)	—	(748)
Gains (losses) on sales of closed branch premises	(38)	(18)	—	141	—
Mortgage servicing rights fair value adjustment	351	366	40	2,446	1,425
Total adjustments	(149)	348	(984)	2,125	140
Tax effect of adjustments	(80)	(99)	220	(728)	(143)
Less adjustments, after tax effect	(229)	249	(764)	1,397	(3)
Adjusted net income	$15,856	$13,836	$14,479	$41,919	$42,680

Average assets	$4,208,722	$4,286,302	$3,965,051	$4,278,997	$3,884,115

Return on average assets *	1.47%	1.32%	1.37%	1.35%	1.47%
Adjusted return on average assets *	1.49	1.29	1.45	1.31	1.47

*       Annualized measure.

Reconciliation of Non-GAAP Financial Measures –

Adjusted Earnings Per Share

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,
	2022	2022	2021	2022	2021

	(dollars in thousands, except per share data)
Numerator:
Net income	$15,627	$14,085	$13,715	$43,316	$42,677
Earnings allocated to participating securities (1)	(17)	(17)	(25)	(51)	(81)
Numerator for earnings per share - basic and diluted	$15,610	$14,068	$13,690	$43,265	$42,596

Adjusted net income	$15,856	$13,836	$14,479	$41,919	$42,680
Earnings allocated to participating securities (1)	(17)	(17)	(27)	(49)	(81)
Numerator for adjusted earnings per share - basic and diluted	$15,839	$13,819	$14,452	$41,870	$42,599

Denominator:
Weighted average common shares outstanding	28,787,662	28,891,202	27,340,926	28,887,757	27,377,809
Dilutive effect of outstanding restricted stock units	72,643	53,674	13,921	56,761	11,412
Weighted average common shares outstanding, including all dilutive potential shares	28,860,305	28,944,876	27,354,847	28,944,518	27,389,221

Earnings per share - Basic	$0.54	$0.49	$0.50	$1.50	$1.56
Earnings per share - Diluted	$0.54	$0.49	$0.50	$1.49	$1.56

Adjusted earnings per share - Basic	$0.55	$0.48	$0.53	$1.45	$1.56
Adjusted earnings per share - Diluted	$0.55	$0.48	$0.53	$1.45	$1.56

(1)	The Company has granted certain restricted stock units that contain non-forfeitable rights to dividend equivalents. Such restricted stock units are considered participating securities. As such, we have included these restricted stock units in the calculation of basic earnings per share and calculate basic earnings per share using the two-class method. The two-class method of computing earnings per share is an earnings allocation formula that determines earnings per share for each class of common stock and participating security according to dividends declared (or accumulated) and participation rights in undistributed earnings.

HBT Financial, Inc.

Reconciliation of Non-GAAP Financial Measures –

Net Interest Income and Net Interest Margin (Tax Equivalent Basis)

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,
	2022	2022	2021	2022	2021

	(dollars in thousands)
Net interest income (tax equivalent basis)
Net interest income	$37,390	$34,373	$30,715	$103,691	$89,544
Tax-equivalent adjustment (1)	674	598	508	1,801	1,514
Net interest income (tax equivalent basis) (1)	$38,064	$34,971	$31,223	$105,492	$91,058

Net interest margin (tax equivalent basis)
Net interest margin *	3.65%	3.34%	3.18%	3.36%	3.19%
Tax-equivalent adjustment * (1)	0.07	0.05	0.05	0.05	0.05
Net interest margin (tax equivalent basis) * (1)	3.72%	3.39%	3.23%	3.41%	3.24%

Average interest-earning assets	$4,059,978	$4,133,448	$3,831,886	$4,131,221	$3,755,897

*       Annualized measure.

(1)	On a tax-equivalent basis assuming a federal income tax rate of 21% and a state tax rate of 9.5%.

Reconciliation of Non-GAAP Financial Measures –

Efficiency Ratio (Tax Equivalent Basis)

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,
	2022	2022	2021	2022	2021

	(dollars in thousands)
Efficiency ratio (tax equivalent basis)
Total noninterest expense	$23,998	$23,842	$22,167	$71,997	$66,865
Less: amortization of intangible assets	243	245	252	733	799
Adjusted noninterest expense	$23,755	$23,597	$21,915	$71,264	$66,066

Net interest income	$37,390	$34,373	$30,715	$103,691	$89,544
Total noninterest income	8,234	8,551	8,392	26,828	27,974
Operating revenue	45,624	42,924	39,107	130,519	117,518
Tax-equivalent adjustment (1)	674	598	508	1,801	1,514
Operating revenue (tax equivalent basis) (1)	$46,298	$43,522	$39,615	$132,320	$119,032

Efficiency ratio	52.07%	54.97%	56.04%	54.60%	56.22%
Efficiency ratio (tax equivalent basis) (1)	51.31	54.22	55.32	53.86	55.50

(1)	On a tax-equivalent basis assuming a federal income tax rate of 21% and a state tax rate of 9.5%.

HBT Financial, Inc.

Reconciliation of Non-GAAP Financial Measures –

Tangible Common Equity to Tangible Assets and Tangible Book Value Per Share

	September 30,	June 30,	September 30,
	2022	2022	2021

	(dollars in thousands, except per share data)
Tangible common equity
Total stockholders' equity	$359,073	$373,809	$378,821
Less: Goodwill	29,322	29,322	23,620
Less: Core deposit intangible assets, net	1,210	1,453	1,999
Tangible common equity	$328,541	$343,034	$353,202

Tangible assets
Total assets	$4,213,324	$4,223,978	$3,948,226
Less: Goodwill	29,322	29,322	23,620
Less: Core deposit intangible assets, net	1,210	1,453	1,999
Tangible assets	$4,182,792	$4,193,203	$3,922,607

Total stockholders' equity to total assets	8.52%	8.85%	9.59%
Tangible common equity to tangible assets	7.85	8.18	9.00

Shares of common stock outstanding	28,752,626	28,831,197	27,334,428

Book value per share	$12.49	$12.97	$13.86
Tangible book value per share	11.43	11.90	12.92

Reconciliation of Non-GAAP Financial Measures –

Return on Average Tangible Common Equity,

Adjusted Return on Average Stockholders' Equity and Adjusted Return on Tangible Common Equity

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,
	2022	2022	2021	2022	2021

	(dollars in thousands)
Average tangible common equity
Total stockholders' equity	$380,983	$378,531	$380,863	$388,509	$369,933
Less: Goodwill	29,322	29,322	23,620	29,322	23,620
Less: Core deposit intangible assets, net	1,356	1,597	2,152	1,597	2,414
Average tangible common equity	$350,305	$347,612	$355,091	$357,590	$343,899

Net income	$15,627	$14,085	$13,715	$43,316	$42,677
Adjusted net income	15,856	13,836	14,479	41,919	42,680

Return on average stockholders' equity *	16.27%	14.92%	14.29%	14.91%	15.42%
Return on average tangible common equity *	17.70	16.25	15.32	16.20	16.59

Adjusted return on average stockholders' equity *	16.51%	14.66%	15.08%	14.43%	15.43%
Adjusted return on average tangible common equity *	17.96	15.96	16.18	15.67	16.59

*       Annualized measure.